Exhibit 99.15

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement") is entered into as of April 6, 2007 between:

HOLLINGER INC.,
a corporation incorporated under the Canada Business Corporations Act ("Seller");

SRB CR LIMITADA,
a corporation organized under the laws of the Republic of Costa Rica ("Buyer");

Fred Blaser, an individual residing in the Republic of Costa Rica ("Blaser"); and

Rosemary Engels, an individual residing in the Republic of Costa Rica ("Engels");

WHEREAS the Seller owns 10 shares having a par value of 1,000 colonnes each (the "Gironte Shares") of the common stock of Gironte, S.A., a corporation organized under the laws of the Republic of Costa Rica (the "Company"), representing all of the issued and outstanding shares in the capital of the Company;

AND WHEREAS Blaser and Engels own all of the issued and outstanding shares in the capital of the Buyer;

AND WHEREAS the Seller wishes to sell and the Buyer wishes to purchase all Gironte Shares, subject to the terms and conditions of this Agreement;

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

For the purposes of this Agreement, the following terms shall have the following meanings:

"Balance of the Purchase Price" has the meaning set forth in Section 2.3(c).

"Business Day" means a day (other than Saturday or Sunday) on which banks are generally open in Toronto, Ontario and San Jose, Costa Rica for ordinary business.

"Closing" has the meaning set forth in Section 8.1.

"Closing Date" means May 30, 2007 or such other date as the parties may mutually agree.

"Deposit" has the meaning set forth in Section 2.3(a).

"ELR" means Editorial La Razon, S.A., a corporation organized under the laws of the Republic of Costa Rica.

"Escrow Agent" means a Costa Rican subsidiary of a Canadian chartered bank satisfactory to both parties, acting reasonably, acting as escrow agent at its main branch in San Jose, Costa Rica or such other entity or location as the parties may from time to time agree;

"Escrow Agreement" means an escrow agreement in form acceptable to the Buyer and the Seller, acting reasonably, pursuant to which the Escrow Agent will act as escrow agent hereunder;

"Gironte Shares" has the meaning set forth in the recitals to this Agreement.

"law" means all laws, statutes, ordinances, rules, regulations, decisions and orders of any governmental authority, including any nation, state or other political subdivision of any nation or state.

"person" means and includes an individual, a partnership, a joint venture, a corporation, a limited liability company, a limited liability partnership, a trust, an unincorporated organization or a government or any department or agency thereof.

"Purchase Price" has the meaning set forth in Section 2.2.

"Transfer" has the meaning set forth in Section 2.1.

ARTICLE 1
PURCHASE AND SALE OF SHARES

2.1	Purchase and Sale of Shares.

Upon the terms and subject to the conditions set forth herein, on the Closing Date, the Seller shall sell and deliver to the Buyer, and the Buyer shall purchase from the Seller, all Gironte Shares (the "Transfer").

2.2	Purchase Price.

The aggregate consideration payable by the Buyer to the Seller for the purchase of the Gironte Shares pursuant to Section 2.1 shall be US$2,000,000 (the "Purchase Price").

2.3	Payment of Purchase Price.

The Purchase Price shall be payable by the Buyer as follows:

(a)
By April 20, 2007, US$700,000 (the "Deposit") shall be paid by bank draft or certified cheque in immediately available U.S. dollar funds to the Escrow Agent to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement as a non-refundable deposit by the Buyer, to be forfeited by the Buyer to the Seller in the event that this Agreement is terminated for any reason other than termination by the Buyer pursuant to Section 9.1(a);

(b)	On Closing, the Escrow Agent shall pay the Deposit to the Seller by bank draft or certified cheque in immediately available U.S. dollar funds pursuant to the provisions of the Escrow Agreement; and

(c)	US$1,300,000 (the "Balance of the Purchase Price") shall be paid to the Seller at Closing, in accordance with Section 8.3(b)(i).

2.4	Return of Deposit.

If the Escrow Agent  is required pursuant to Section 2.3(a) to return the Deposit to the Buyer, it shall do so by bank draft or certified cheque in immediately available U.S. dollar funds no later than five Business Days following the termination of this Agreement.

2.5	Interest on Deposit

The Escrow Agent shall pay any interest earned on the Deposit to the party who receives the Deposit pursuant to the provisions of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF BUYER, BLASER AND ENGELS

Each of the Buyer, Blaser and Engels makes the following representations and warranties for the benefit of the Seller (and each of them acknowledges that the Seller is relying on such representations and warranties), each of which is true and correct on the date hereof:

3.1	Organization and Corporate Power.

The Buyer is incorporated, validly existing and in good standing under the laws of the Republic of Costa Rica. The Buyer has the requisite corporate capacity and power to execute, deliver and perform its obligations under this Agreement.

3.2	Authorization; Validity.

The execution, delivery and performance by the Buyer of this Agreement have been duly authorized by all requisite corporate action on the part of the Buyer.  This Agreement has been duly executed and delivered by the Buyer, Blaser and Engels and constitutes the legal, valid and binding obligation of the Buyer, Blaser and Engels enforceable against the Buyer, Blaser and Engels in accordance with its terms.

3.3	No Conflict.

The execution, delivery and performance by the Buyer, Blaser and Engels of this Agreement and the consummation of the transactions contemplated hereby will not (i) in the case of the Buyer, violate, conflict with or result in a breach of any provisions of the charter documents of the Buyer or any resolution adopted by the board of directors or shareholders of the Buyer, (ii) violate any law or regulation applicable to the Buyer, Blaser or Engels or any order of any court or governmental authority having jurisdiction over the Buyer, Blaser or Engels, or (iii) violate or conflict with, or constitute (with due notice or lapse of time or both) a default under, any material agreement or instrument to which the Buyer, Blaser or Engels is a party or by which he, she or it is bound.

3.4	Consents and Approvals.

No registration or filing with, or consent or approval of or other action by, any governmental agency or instrumentality or any other person is or will be necessary for the valid execution, delivery and performance by the Buyer, Engels or Blaser of this Agreement and the consummation of the Transfer.

3.5	Financial Statements.

To the best of the knowledge, information and belief of each of the Buyer, Blaser and Engels, the unaudited balance sheet of ELR as at September 30, 2006 and the related unaudited statement of income and returned earnings for the year then ended and the unaudited balance sheet of ELR as at January 31, 2007 and the related unaudited statement of income and retained earnings for the four month period then ended, in the form delivered by the Buyer to the Seller, fairly present the financial condition of ELR as of the respective dates thereof and the results of its operations for the respective periods covered thereby.

3.6	Survival.

These representations and warranties in Article 3 shall survive the Closing and continue in full force and effect for a period of two (2) years following the Closing Date.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller makes the following representations and warranties for the benefit of the Buyer, Engels and Blaser (and the Seller acknowledges that each of them is relying on such representations and warranties), each of which is true and correct on the date hereof:

4.1	Organization and Corporate Power.

The Seller is incorporated, validly existing and in good standing under the laws of Canada.  The Seller has the requisite corporate capacity and power to execute, deliver and perform its obligations under this Agreement.

4.2	Authorization; Validity.

The execution, delivery and performance by the Seller of this Agreement have been duly authorized by all requisite corporate action on the part of the Seller.  This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

4.3	No Conflict.

The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate, conflict with or result in a breach of any provisions of the charter documents of the Seller or any resolution adopted by the board of directors or shareholders of the Seller, (ii) violate any law or regulation applicable to the Seller, or any order of any court or governmental authority having jurisdiction over the Seller, or (iii) violate or conflict with, or constitute (with due notice or lapse of time or both) a default under, any material agreement or instrument to which the Seller is a party or by which it is bound.

4.4	Consents and Approvals.

No registration or filing with, or consent or approval of or other action by, any governmental agency or instrumentality or any other person is or will be necessary for the valid execution, delivery and performance by the Seller of this Agreement and the consummation of the Transfer.

4.5	Capital Stock

The Gironte Shares represent all of the issued and outstanding shares of capital stock of the Company, and the Seller has good and marketable title to the Gironte Shares, free and clear of any claims or encumbrances.  The Seller is the sole beneficial owner of the Gironte Shares and has not granted (nor caused the Company to grant) any rights, options, rights of conversion or warrants to any person to acquire any shares of the capital stock of the Company.

4.6	Survival.

These representations and warranties in Article 4 shall survive the Closing and continue in full force and effect for a period of two (2) years following the Closing Date.

ARTICLE 5
ADDITIONAL COVENANTS

5.1	Auditors

At the expense of ELR, the Buyer, Blaser and Engels shall cause ELR: (i) to engage Grant Thornton as soon as possible to complete (A) an audit of ELR's financial statements for the year ended September 30, 2006 and (B) a review of ELR's financial statements for the six months ended March 31, 2007; (ii)  to provide the Seller and the Seller's auditors with open access to Grant Thornton during the course of such audit and review; and (iii) to provide the results of such audit and review, as well as a copy of both, to the Seller and the Seller's auditors as soon as available. The Buyer, Blaser and Engels shall co-operate fully with Grant Thornton and provide (and cause ELR to provide) all relevant information reasonably requested by Grant Thornton.

5.2	Forgiveness of Indebtedness

The Seller agrees that, immediately prior to Closing (but conditional on the Closing occurring), the Seller will forgive the Company and ELR for all indebtedness owed by either the Company or ELR to the Seller.

5.3	Further Assurances.

From time to time from the date hereof until the Closing Date, as and when requested by either party hereto, the requested party shall use reasonable efforts to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary to consummate the transactions contemplated by this Agreement.

5.4	Transfer Taxes.

All stamp, documentary, recording, transfer and sales and use taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Buyer, and the Buyer at its own expense shall file, to the extent required by applicable law, all necessary tax returns and other documentation with respect to all such transfer or sales and use taxes.

5.5	Notice of Changes.

Prior to the Closing, each party will promptly advise the other party in writing with respect to any matter arising after execution of this Agreement of which that party obtains knowledge and which, if existing or occurring at the date of this Agreement, would cause or constitute a breach of any of the representations and warranties set forth in this Agreement.

5.6	Operation of ELR's Business in Ordinary Course.

Each of the Buyer, Blaser and Engels agrees to run the business of ELR in the ordinary course from the date hereof until Closing, and agrees that, without the prior written consent of the Seller, ELR shall not enter into any transactions with the Buyer, Blaser or Engels or any of their respective affiliates during the period from the date hereof until Closing, other than (i) payments in ordinary course to Blaser and Engels as officers and employees of ELR and (ii)  payments to the Buyer in respect of the printing press used by ELR and paid for by the Buyer, any such payments per month not to exceed the amount per month indicated as being so paid on the January 31, 2007 financial statements provided to the Seller.

5.7	Absence of Unusual Transactions by the Company

The Seller shall not at any time after the Company's corporate records were delivered to the Seller's Costa Rican counsel and prior to Closing have caused the Company to do or resolve to do any act or thing or enter into any agreement, other than (i) the replacement of the directors and officers of the Company with the Seller's nominees (which has already been done) or (ii) in respect of which the prior written consent of Blaser and Engels has been obtained by the Seller.

5.8	Mutual Releases

On Closing, the Seller (on behalf of itself and each of its subsidiaries (other than Sun-Times Media Group, Inc. and its subsidiaries)) will fully release the Buyer, ELR, Engels and Blaser from all claims any of them may have against each of the Buyer, ELR, Engels and Blaser, except in respect of breaches of this Agreement.  On Closing, each of the Buyer, ELR, Engels and Blaser will release the Seller (and its affiliates (other than Sun-Times Media Group, Inc. and its subsidiaries)) and their respective officers, directors and employees from all claims the Buyer, ELR, Engels and Blaser may have against any of them, except in respect of breaches of this Agreement.

5.9	No Intent to Sell

Each of the Buyer, Blaser and Engels agrees that (i) he, she or it has no current intention to sell ELR or any substantial part of its business or assets to another person and (ii) if any such sale occurs within 12 months of Closing for any reason other than the death or permanent disability of Engels or Blaser, he, she and it will cause to be paid to the Seller cash in an amount equal to 50% of the amount by which the value of the aggregate consideration received on any such sale exceeds US$2 million.

5.10	Reasonable Efforts.

Subject to the terms and conditions hereof, each of the Seller, the Buyer, Engels and Blaser shall cooperate and use its, his or her reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to each other's obligation to consummate the transactions contemplated hereby as set forth in Article 6 and Article 7 to be satisfied.

5.11	Access to Corporate Records.

Until the Closing Date, the Seller shall give to the Buyer and its professional advisers and representatives full access to the minute books, share certificate books and other corporate records of the Company which the Seller has in its possession.

ARTICLE 6
CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS

The obligations of the Buyer under this Agreement shall be subject to the satisfaction (or waiver by the Buyer), at or before the Closing, of each of the following conditions:

6.1	Representations and Warranties.

The representations and warranties of the Seller contained in Article 4 shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, and the Buyer shall have received at the Closing a certificate, dated the Closing Date signed on behalf of the Seller by an authorized representative of the Seller, to such effect.

6.2	Performance.

The Seller shall have performed and complied, in all material aspects, with all agreements and covenants required hereby to be performed or complied with by it at or prior to the Closing (including the delivery of the delivery items listed in Section 8.3(a)) and the Buyer shall have received at the Closing a certificate of the Seller, dated the Closing Date signed by an authorized representative of the Seller, to such effect.

6.3	Litigation

No material claim, action, suit, litigation, arbitration, investigation or proceedings at law or equity or before any court or governmental body, arising out of or as a result of facts or circumstances or acts or omissions on the part of the Seller or any of its affiliates existing or arising prior to Closing, shall be pending or threatened which would restrict or prohibit the purchase and sale of the Gironte Shares or any part thereof as contemplated herein.

ARTICLE 7
CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS

The obligations of the Seller under this Agreement shall be subject to the satisfaction (or waiver by the Seller), at or before the Closing, of each of the following conditions:

7.1	Representations and Warranties.

The representations and warranties of the Buyer, Engels and Blaser contained in Article 3 shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at and as of the Closing Date, and the Seller shall have received at the Closing a certificate, dated the Closing Date signed on behalf of the Buyer by an authorized representative of the Buyer and by Blaser and Engels, to such effect.

7.2	Performance.

The Buyer, Engels and Blaser shall have performed and complied, in all material respects, with all agreements and covenants required hereby to be performed or complied with by it, him or her on or prior to the Closing (including the delivery of the delivery items listed in Section 8.3(b)), and Seller shall have received at the Closing a certificate, dated the Closing Date signed on behalf of the Buyer by an authorized representative of the Buyer and by Blaser and Engels, to such effect.

7.3	Litigation

No material claim, action, suit, litigation, arbitration, investigation or proceedings at law or equity or before any court or governmental body, arising out of or as a result of facts or circumstances or acts or omissions on the part of the Seller or any of its affiliates existing or arising prior to Closing, shall be pending or threatened which would restrict or prohibit the purchase and sale of the Gironte Shares or any part thereof as contemplated herein.

ARTICLE 8
CLOSING

8.1	Time and Place.

Subject to the provisions of Articles 6 and 7 and unless otherwise agreed to by the parties, the closing of the Transfer (the "Closing") shall take place at the offices of the Buyer's counsel in San Jose, Costa Rica on the Closing Date.

8.2	Payments.

At the Closing, upon the terms and subject to the conditions set forth herein, the Escrow Agent and the Buyer shall pay the Purchase Price by bank draft or certified cheque of immediately available U.S. dollar funds.

8.3	Deliveries.

(a)	Seller's Delivery. At Closing, the Seller shall deliver to the Buyer:

(i)
a duly executed instrument of transfer in favour of the Buyer of all Gironte Shares, in Spanish and governed by the laws of the Republic of Costa Rica in a form that is acceptable to each of the Buyer and the Seller, acting reasonably;

(ii)	all minute books, share certificate books and corporate records pertaining to the Company which are in the Seller's possession;

(iii)	resignations from all nominees of the Seller who are directors or officers of the Company effective as of the Closing Date;

(iv)	the share certificate representing the Gironte Shares;

(v)	the release referred to in Section 5.8; and

(vi)	the certificates relating to representations and warranties and the performance of obligations referred to in Sections 6.1 and 6.2.

(b)	Buyer's Deliveries. At Closing, the Buyer shall deliver to the Seller:

(i)	a certified cheque, bank draft or wire transfer of immediately available U.S. dollar funds in the amount of the Balance of the Purchase Price;

(ii)	the certificates relating to representations and warranties and the performance of obligations referred to in Sections 7.1 and 7.2; and

(iii)	the release referred to in Section 5.8.

(c)
Other Closing Transactions.  Each of the parties shall take such other actions required hereby to be performed by it prior to or on the Closing Date, including without limitation satisfying the conditions set forth in Articles 6 and 7.

(d)
Additional Documents.  Each party shall execute and deliver to the other party all documents which the other party reasonably determines are necessary to consummate the transactions contemplated hereby.

ARTICLE 9
TERMINATION AND ABANDONMENT

9.1	Methods of Termination.

This Agreement may be terminated and the transactions herein contemplated may be abandoned:

(a)
by the Buyer on May 30, 2007 if (i) any of the conditions provided for in Article 6 shall not have been satisfied or waived in writing by the Buyer prior to such date and the Buyer shall not be in breach of its obligations hereunder; or (ii) the Seller is unable to lawfully complete any of the transactions contemplated by this Agreement for any reason whatsoever; or

(b)
by the Seller on May 30, 2007 if any of the conditions provided for in Article 7 shall not have been satisfied or waived in writing by the Seller prior to such date and the Seller shall not be in breach of its obligations hereunder.

9.2	Procedure Upon Termination and Consequences.

The Buyer or the Seller, as the case may be, may terminate this Agreement when permitted pursuant to Section 9.1 by delivering written notice of such termination, and such termination shall be effective upon delivery of such notice in accordance with Section 11.3. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to the other party, except with respect to (i) the confidentiality provisions hereof, which shall survive the termination of this Agreement and (ii) such remedies which a party may have by reason of any breach of this Agreement by another party prior to the date of such termination.

ARTICLE 10
INDEMNIFICATION

10.1	Obligations.

The Seller and the Buyer agree to indemnify and hold harmless each other and each other’s directors, officers, employees, agents, representatives, affiliates and permitted assigns and the directors, officers, employees, agents and representatives of each such affiliate and assign (each, an “Indemnified Party”) from and against any and all losses based upon or arising from any inaccuracy in any of the representations and warranties made by the Seller or the Buyer, as the case may be, in or pursuant to this Agreement or any breach of the covenants made by the Seller or the Buyer, as the case may be, in or pursuant to this Agreement (each, an "Indemnifiable Loss").

10.2	Procedure.

(a)
Notice of  Claims.  Any Indemnified Party seeking indemnification from the other party (the “Indemnifying Party”) of any Indemnifiable Loss or potential Indemnifiable Loss pursuant to this Agreement shall give written notice to the Indemnifying Party.  If such Indemnifiable Loss relates to a claim asserted by a third party, such written notice shall be given by the Indemnified Party promptly after its receipt of an assertion of liability from the third party; provided, however, that no failure to provide such notice shall relieve the Indemnifying Party of any liability hereunder except to the extent that Indemnifying Party is materially prejudiced thereby.

(b)
Defence.  The Indemnifying Party may, at its option, control the defence of an claim related to an Indemnifiable Loss asserted by a third party.  Notwithstanding the foregoing, the Indemnified Party shall have the right to retain counsel of its choice at its own expense and participate in the defence of such claim.  If the Indemnifying Party does not assume such defence within 30 days after being notified by the Indemnified Party or the Indemnifying Party notifies the Indemnified Party within such 30 days that it will not assume such defence, the Indemnified Party may control the defence of such claim and may settle the claim on behalf of and for the account and risk of the Indemnifying Party, who shall be bound by the result.  In all cases, the party without the right to control the defence of the Indemnified Claim may participate in the defence at its own expense.

10.3	Limitations on Indemnification.

All Indemnifiable Losses shall be computed net of (i) any tax benefit resulting therefrom to the Indemnified Party and (ii) any amounts recovered from any third parties based on claims the Indemnified Party has against such third parties which would reduce the Indemnifiable Losses that would otherwise be sustained.

10.4	Remedies Exclusive.

The remedies provided for in this Article 10 shall constitute the sole and exclusive remedy for any claims arising after the Closing made for breach of this Agreement or otherwise in connection with the transactions contemplated by this Agreement, except for claims against either party based upon fraud or wilful misconduct.

10.5	Mitigation.

Nothing in this Agreement shall be deemed to relieve any party from any duty under applicable law to mitigate any loss or damage incurred by it as a result of any breach by the other party of any representations, warranties or covenants in or pursuant to this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1	Amendment.

This Agreement may be amended only by written agreement between the Seller and the Buyer.

11.2	Waiver.

The rights of each of the parties hereunder shall not be capable of being waived or varied otherwise than by an express waiver or variation in writing.  Failure to exercise or any delay in exercising any of such rights also shall not operate as a waiver or variation of that or any other such right.  Defective or partial exercise of any of such rights shall not preclude any other or further exercise of that or any other such right.  No act or course of conduct or negotiation on the part of either party shall in any way preclude such party from exercising any such right or constitute a suspension or any variation of any such right.

11.3	Notice.

All notices and other communications required or permitted to be given under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery, (b) facsimile transmission, or (c) international courier service.  Notices shall be sent to the other party at its address or facsimile number given below (or at such other address or facsimile number for such party as shall be specified by notice given hereunder).

If to the Seller, to:

Hollinger Inc.

(prior to May 1, 2007)

10 Toronto Street,
Toronto, ON M5C 2B7

Fax:           416-363-4187

(May 1, 2007 and after)

120 Adelaide Street West,
Suite 512
Toronto, ON  M5H 1T1

Fax:           416-363-4187

If to the Buyer, to:
c/o la republica
apdo 2130-1000
San Jose, Costa Rica

(for courier, etc)

La Republica
Barrio Tournon
a lado de hotel Radisson
San Jose, Costa Rica

Fax No.:          011-506-222-7665

All such notices and communications shall be deemed received upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address or (iii) in the case of a facsimile transmission, transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice have been transmitted without error.

11.4	Binding Nature; Assignment.

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, executors, other personal representatives, successors and permitted assigns.  No party may assign this Agreement or any of the rights, interests or obligations hereunder to another person without the prior written consent of the other parties, provided, however, that notwithstanding any such assignment by a party, the assigning party shall remain jointly liable with its assignee in respect of such party's obligations hereunder.

11.5	Entire Agreement.

This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter and supersedes any letters, memoranda or other documents or communications, whether oral, written or electronic, submitted or made by any party or its agents or representatives.

11.6	Expenses.

Each party will pay its own expenses in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated herein.

11.7	Governing Law.

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  The courts of the Province of Ontario shall have the exclusive jurisdiction to hear all disputes arising in connection with this Agreement and each of the parties hereto attorns to the jurisdiction of such courts.

11.8	Construction.

All terms defined herein have the meanings assigned to them herein for all purposes.  "Include", "includes" and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import.  "Writing", "written" and comparable terms refer to printing, typing, lithography and other means of reproducing words in a visible form.  Any instrument or law defined or referred to herein means such instrument or law as from time to time amended, modified or supplemented, including (in the case of instruments) by waiver or consent and (in the case of any law) by succession of comparable successor laws and includes (in the case of instruments) references to all attachments thereto and instruments incorporated therein.  References to a person are, unless the context otherwise requires, also to its successors and assigns.  References to the singular include, unless the context otherwise requires, references to the plural and vice versa.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.

HOLLINGER INC.
by	/s/ G. Wesley Voorheis
G. Wesley Voorheis
Director

SRB CR LIMITADA
by	/s/ Rosemary Engels
Rosemary Engels
Director
/s/ Fred Blaser
Fred Blaser
Director

SIGNED, SEALED & DELIVERED in the presence of: /s/ N. McDonald	} } } } }	/s/ Fred Blaser	(seal)
Witness		Fred Blaser

SIGNED, SEALED & DELIVERED in the presence of: /s/ N. McDonald	} } } } }	/s/ Rosemary Engels	(seal)
Witness		Rosemary Engels